UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42308

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of General Meeting of Shareholders

At the general meeting of shareholders (the “Meeting”) of PTL Limited convened on June 16, 2025 at 10:30 a.m., local time, at Room 1112, 11/F, C C Wu Building, 302-8 Hennessy Road, Wan Chai, Hong Kong, the shareholders of the Company adopted resolutions approving all of the five proposals considered at the Meeting. A total of 29,255,287 votes, representing approximately 78.0% of the votes exercisable, represented by 29,255,287 ordinary shares of no par value of the Company, each of which is entitled to one (1) vote per share, as of May 8, 2025, the record date, were present in person or by proxy at the Meeting. All matters voted on at the Meeting were approved. The results of the votes were as follows:

1. Proposal 1 – Creation of A Dual Class Structure Proposal

Resolution(s)		For	Against	Withheld/Abstain

Proposal 1: By a resolution of members, to change the maximum number of shares the Company is authorized to issue from unlimited shares of single class with no par value (the “Ordinary Shares”) to unlimited class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and unlimited class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation” and such proposal, the “Creation of A Dual Class Structure Proposal”):

i.

all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 11,250,000 Ordinary Shares held by PTLE Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class A Ordinary Shares shall be convertible into Class B Ordinary Shares;

ii.	the 11,250,000 authorized and issued and outstanding Ordinary Shares held by PTLE Limited into 11,250,000 Class B Ordinary Shares, conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended M&A to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class B Ordinary Shares shall be convertible into Class A Ordinary Shares; and

iii.	the remaining authorized unlimited but unissued Ordinary Shares of single class into unlimited Class A Ordinary Shares and unlimited Class B Ordinary Shares.
		29,223,448	28,205	3,635

2. Proposal 2 – M&A Amendment Proposal

Resolution(s)	For	Against	Withheld/Abstain
Proposal 2: By a resolution of members, to amend and restate the Company’s amended and restated memorandum and articles of association by adopting the Second Amended M&A filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and to authorize and instruct the registered agent of the Company to (i) file the necessary notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment” and such proposal, the “M&A Amendment Proposal”).
	29,223,457	27,668	4,162

3. Proposal Three – Share Consolidation Proposal

Resolution(s)	For	Against	Withheld/Abstain
Proposal 3: By a resolution of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-eighty (80) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion until June 30, 2026 (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).
	29,245,967	6,886	2,434

4. Proposal 4 – Subsequent M&A Amendment Proposal

Resolution(s)	For	Against	Withheld/Abstain
Proposal 4: By a resolution of members, to approve that subject to and conditional upon the passing of proposal 3 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the Second Amended M&A to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the BVI Registrar, and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).
	29,246,215	6,556	2,516

5. Proposal 5 – Adjournment Proposal

Resolution(s)	For	Against	Withheld/Abstain
Proposal 5: By a resolution of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 4 (the “Adjournment Proposal”).
	29,223,675	28,568	3,044

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025	PTL Limited

	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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